Exhibit 1

Borqs Filed Annual Report for Year Ended December 31, 2019

And Regained Compliance with Nasdaq Continuous Listing Rules

Santa Clara, California, October 5, 2020 – Borqs Technologies, Inc. (Nasdaq: BRQS), (the “Company”, or “Borqs”), a global leader in embedded software and products for the Internet of Things (IoT) industry, announced it filed the annual report for the year ended December 31, 2019 on Form 20-F on September 30, 2020 with the U.S. Securities and Exchange Commission. The Company received a letter dated October 2, 2020 from the Hearings Advisor of the Nasdaq Office of General Counsel stating that the Company “has regained compliance with the Nasdaq Listing Rule 5250(c)(1)”. Currently, the Company has met all continued listing requirements of the Nasdaq Capital Market.

About Borqs Technologies, Inc.:

Borqs Technologies is a global leader in software and products for the IoT, providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. Borqs has achieved leadership and customer recognition as an innovative end-to-end IoT solutions provider leveraging its strategic chipset partner relationships as well as its broad software and IP portfolio.

Borqs’ unique strengths include its Android and Android Wear Licenses which enabled the Company to develop a software IP library covering chipset software, Android enhancements, domain specific usage and system performance optimization, suitable for large and low volume customized products. The Company is also currently in development of 5G products like smartphones and hotspots.

Investor Contact:

Sandra Dou

Director of Finance

Borqs Technologies, Inc.

sandra.dou@borqs.net

www.borqs.com